Diginex Limited

Smart-Space Fintech 2, Room 3

Unit 401-404 Core C, Cyberport, Telegraph Bay

Hong Kong

November 13, 2024

Via EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Matthew Crispino
Jan Woo

Re:	Diginex Ltd
Amendment No. 2 to Registration Statement on Form F-1
Submitted October 21, 2024
File No. 333-282027

Dear Mr. Crispino and Ms. Woo:

Diginex Limited (the “Company”), is hereby responding to the letter, dated November 5, 2024 (the “Comment Letter”), from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, regarding the Company’s Amendment No. 2 to Registration Statement on Form F-1 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is submitting Amendment No. 3 to the Registration Statement on Form F-1 (the “Amended Registration Statement”) via EDGAR to the Commission for review in accordance with the procedures of the Commission.

The Company has responded to all of the Staff’s comments by revising the Registration Statement to address the comments, by providing an explanation if the Company has not so revised Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in italics and followed by the Company’s response. Terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement. The changes reflected in the Amended Registration Statement include those made in response to the Staff’s comments as well as other updates.

Amendment No. 2 to the Form F-1 filed October 21, 2024

Corporate History, page 32

1.            We note your responses to prior comments 1 and 2 as well as your revised disclosures on pages 34 and 36. Please refer to Article 11 of Regulation S-X and revise as follows:

● Present the pro forma financial statements in columnar form showing condensed historical statements, pro forma adjustments, and the pro forma results.

● Clarify that the pro forma financial statements do not give effect to the offering itself and include cross-references to where you have provided adjusted pro forma information that gives effect to the offering.

● To the extent that a single line item is impacted by multiple adjustments, please ensure that the “notes” column includes a reference to the applicable adjustment number described. For example, it appears that your stockholders’ equity line item was impacted by multiple adjustments but there are no footnote references to that effect.

● Since it appears that the conversion of outstanding securities and other changes in capitalization after March 31, 2024 would materially affect EPS (excluding effects of the offering), both pro forma EPS and weighted averages shares outstanding for the latest year should also be presented.

● Ensure that the referenced notes provide sufficient detail to clearly explain the assumptions involved (for example, the number of shares that notes were converted into).

Response: The Company notes the Staff’s comment and has addressed the Staff’s comment on page 34 and page 36 of the Amended Registration Statement.

Division of Corporation Finance Office of Technology U.S. Securities & Exchange Commission November 13, 2024 Page 2

Financial Statements

27. Subsequent Events, page F-42

2.           We note your response to prior comment 3. While you provided us with a description of the valuation methods and key assumptions used to determine the fair value of employee share options issued on July 31, 2024, your response did not address the options issued in August 2024. Please provide us with the requested information for those options (and any subsequent share or option issuances). As a related matter, please also revise to disclose the number of options issued on August 21, 2024 (and any subsequent share or option issuances). If necessary, please also revise your disclosures on page F-42 (and elsewhere) about the total amount of compensation expense that will be recorded if the board of directors chooses to accelerate the vesting of options upon completion of the offering.

Response: The Company notes the Staff’s comment and has addressed the Staff’s comments below.

In view of the close proximity of the employee share options granted on July 31, 2024 and August 21, 2024 in terms of date of grants and business and operational environment of the Company, the valuation methods and key assumptions used to determine the fair value of employee share options issued on August 21, 2024 are identical to those of employee share options issued on July 31, 2024. Specifically, we used the following valuation methods to value the August 21, 2024 options.

For reference purposes, below is a copy of the response in relation to the July options issuance:

Key assumptions used to determine the fair value of the employee share options are as follows:

Grant Date	31 July 2024
Weighted-average Fair value per ordinary share	USD 2.10
Average Expected life in years	3.5
Weighted-average Expected volatility	40.8%
Weighted-average Risk-free interest rate	4.0%
Expected dividend yield	0%

The reported fair value of the shares issued in return for the $8 million investment and the issued employee shares options differs from the anticipated IPO price due to the points noted below:

Employee Share Options:

●	Value date July 31, 2024 with a fair value of $2.10 compared to anticipated IPO price of $4-$6.
●	Valuation was carried out by a team of independent valuation experts at grant date.
●	Issued with an exercise price of $0.00005 and issued to individuals to attract talent, recognize service and performance.
●	Should an individual leave during the vesting period such employee share options are cancelled.

●	As well as the vesting period, the restricted employee share options are also exposed to operational, liquidity and other business risks over a 36 month period which could impact on the value of the underlying shares. Given the lack of trading restrictions on shares issued upon IPO these risks are mitigated for such shares whilst the employee share options remain exposed for a materially extended period of time. This again is a factor in the employee share option price being lower than the anticipated IPO price.
●	Whilst the board has the ability to accelerate vesting of employee share options this has not been factored into the fair value calculation as there is no precedent of this happening in the past.
●	Even though the company is in the IPO process, the value of private shares is generally valued less than the same shares when publicly traded due to lack of liquidity and marketability when a private stock. In July 2024, the company was still in the confidential filing stage, so some way from IPO certainty.

Division of Corporation Finance Office of Technology U.S. Securities & Exchange Commission November 13, 2024 Page 3

Other factors impacting the share price to the anticipated IPO price:

●	In addition to the above rationale, the pre IPO financial stability and ability to unlock the additional value of the company should be taken into consideration when considering the difference between the fair value of pre IPO share/employee share options and the anticipated IPO price. Currently, and at the time of the shares/employee share option issuance in question, the company has ongoing liquidity issues as highlighted in the emphasis of matter regarding going concern in the audited financial statements and this was also reflected in valuation of $25m for the previous capital raise ($8 million raise). Only upon IPO and the deployment of expected proceeds will the company be able to achieve its potential and anticipated valuation. The company completed the $25m valuation raise in May and at that time the company had only just filed a second amendment to its DRS and in July, when the employee share options was issued, the company still had outstanding questions with the SEC with a need to prepare audited financial statements post the Restructuring. This highlights that at both points there was significant uncertainty on the completion and timing of the IPO and the ability to raise associated funds and unlock the company value and on this basis the valuation of the shares/employee share options and justifiably lower than the anticipated IPO price.

●	Currently the company has issued redeemable preferred shares and convertible loan notes which on liquidation of the company take priority over ordinary shares. Upon effectiveness of the registration statement the preferred shares and convertible loan notes automatically convert into ordinary shares. This structural difference between the pre and post IPO capital structure of the company further demonstrates why the company’s ordinary shares are valued lower pre IPO than post IPO with all shareholders being equal, as holders of ordinary shares, post IPO. This reference should be taken into consideration along with the above points and most notably the uncertainty and timing to complete the IPO and going concern issues at both issuance dates.

After the issuance of employee share options on August 21, 2024, there are no further share or option issuances until the date of this response letter.

The Staff have requested that the description of the options issued on August 21, 2024 be revised to reflect the actual number of options issued. The options were issued as a percentage (0.5%) of the issued and outstanding share capital at the time of vesting. The vesting period is 36 months so the actual number of options to be issued can only be determined on the vesting date, which is August 21, 2027, or earlier should the board of directors choose to accelerate the vesting period. In the Registration Statement the number of unvested options are described in either the absolute number of options or as a percentage depending on the grant terms of the options.

In relation to the request to revise, if necessary, the disclosures about the total amount of compensation that will be recorded if the board accelerates the vesting of options upon completion of the offering is not necessary. The current disclosure regarding the aggregate fair value of all unvested options, including the fair value of the options issued in August 2024, and the amount that has been recognized in the combined statement of profit or loss as at 31 March 2024 is reflected in the disclosure.

Division of Corporation Finance Office of Technology U.S. Securities & Exchange Commission November 13, 2024 Page 4

Please call Andrei Sirabionian at (212) 407-4089 or James Prestiano of Loeb & Loeb LLP at (212) 407-4831 if you have any questions or if would like additional information with respect to any of the foregoing.

Very truly yours,

/s/ Mark Blick
Name:	Mark Blick
Title:	Chief Executive Officer